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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: January 17, 2003            By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                      [LOGO]


                  AT&T CANADA REMAINS ON TRACK TO COMPLETE ITS
                         RESTRUCTURING BY END OF Q1 2003

         -- AT&T CANADA ESTABLISHES TRANSITIONAL COMMERCIAL RELATIONSHIP
                               WITH AT&T CORP. --

               -- CUSTOMER REQUIREMENTS TO BE SUPPORTED THROUGHOUT
                        BRAND AND OPERATING TRANSITION --

       -- COURT APPROVES AT&T CANADA'S MOTION TO HOLD MEETING OF AFFECTED
             CREDITORS TO VOTE ON APPROVAL OF RESTRUCTURING PLAN --


TORONTO, ONTARIO, January 17, 2003 - AT&T Canada today announced it has successfully established new commercial agreements with AT&T Corp., defining how the companies will serve customers as AT&T Canada transitions to a fully independent and re-branded company. These agreements, along with its proposed restructuring plan, position AT&T Canada to achieve its goal of emerging as a strong long-term competitor in the Canadian telecom marketplace.

In addition, AT&T Canada reported that the Ontario Superior Court of Justice has granted an Order for the company to disseminate the company's capital restructuring plan to its bondholders and affected creditors, and the company expects to hold a meeting of these creditors to vote for approval of the plan on February 20, 2003. As previously announced, the plan includes the exchange of the company's outstanding public debt for 100% of the new equity of AT&T Canada and a minimum of $200 million in cash. AT&T Canada remains on track to complete its capital restructuring at the end of the first quarter 2003.

In today's hearing, the Court also ratified the company's execution of the new commercial agreements with AT&T Corp. which will be effective upon similar approval of the U.S. Bankruptcy Court.

The new commercial agreements, among other things:

|X| Establish a clear path for AT&T Canada to launch a new brand name by September 9, 2003 and cease use of the AT&T brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet addresses until no later than June 30, 2004;


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|X|    Enable AT&T Canada and AT&T Corp. to continue working together on a non-exclusive basis, and maintain network ties between the two companies for the benefit of customers;

|X| Provide continuity for AT&T Canada's global connectivity, technology platform and product suite, including North American voice services, end-to-end frame services and bilateral traffic exchange;

|X| Provide a framework to deal with ongoing cooperation and a process to transition network support provided by AT&T Corp. for the company's toll-free platforms by December 31, 2005 with details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangements may be extended by mutual agreement; may be accelerated under certain conditions to June 30, 2004; or accelerated in the event of an acquisition of 20% or more of AT&T Canada's equity by a Strategic Competitor or in other circumstances;

|X| Recognize AT&T Corp.'s ability to serve Canadian customers directly, including by competing with AT&T Canada; and

|X| Provide AT&T Canada the ability to forge additional supplier relationships that will enhance its connectivity and product offerings.


These transitional arrangements will enable AT&T Canada to continue to provide the high level of service that its customers have come to expect. Details of these arrangements will be contained in AT&T Canada's Information Circular to be distributed to its bondholders and other affected creditors on or about January 22, 2003.

John McLennan, AT&T Canada's Vice Chairman and Chief Executive Officer stated, "We are very pleased with these transitional commercial agreements, which will give us the flexibility to develop additional supplier relationships that will enhance our connectivity and product offerings. The agreements put in place provide the foundation we need to effectively transition to our new brand, which we already are moving aggressively to develop. From our customers' perspective, it will be business as usual in terms of the products and services they currently receive from us."

John A. MacDonald, AT&T Canada's President and Chief Operating Officer, added, "We are very comfortable with the continuity we have achieved through these agreements in terms of our technology platform, global connectivity and network support. We have put in place the necessary support to enable us to meet the needs of our customers. In those situations where we find ourselves competing with AT&T Corp., we will do so fairly, openly and honestly - and at all times respecting the customers' wishes on how they want to be served. What we have here is an excellent platform for future growth and competitiveness."


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Mr. McLennan concluded, "We remain on track to emerge from our capital restructuring at the end of the first quarter with positive cash flow, a highly motivated work force, and zero long-term debt. We can compete and win as a fully independent and re-branded Canadian telecom company. We know the Canadian market, we understand the needs of Canadian business, and we have an expert national sales force ready, willing and able to go to work for our customers across the country. Put it all together, and we are confident that we will continue to be the telecom services provider of choice to Canada's leading businesses."

ABOUT THE COMPANY:
AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.
-----------------

NOTE FOR INVESTORS: THIS NEWS RELEASE INCLUDES STATEMENTS ABOUT EXPECTED FUTURE EVENTS AND/OR FINANCIAL RESULTS THAT ARE FORWARD-LOOKING IN NATURE AND SUBJECT TO RISKS AND UNCERTAINTIES. FOR THOSE STATEMENTS, WE CLAIM THE PROTECTION OF THE SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS PROVISIONS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THE COMPANY CAUTIONS THAT ACTUAL PERFORMANCE WILL BE AFFECTED BY A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND THAT FUTURE EVENTS AND RESULTS MAY VARY SUBSTANTIALLY FROM WHAT THE COMPANY CURRENTLY FORESEES. DISCUSSION OF THE VARIOUS FACTORS THAT MAY AFFECT FUTURE RESULTS IS CONTAINED IN THE COMPANY'S RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, THE ONTARIO SECURITIES COMMISSION, AND SEDAR.

                                    # # #

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
May Chiarot                                 Brock Robertson
(416) 345-2342                              (416) 345-3125
may.chiarot@attcanada.com                   brock.robertson@attcanada.com

                                            Dan Coombes
                                            (416) 345-2326
                                            dan.coombes@attcanada.com